Exhibit 99.2

Unless otherwise indicated or unless the context otherwise requires, the “Company” or “ReneSola” refers to ReneSola Ltd, its predecessor entities and its subsidiaries. “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau. “RMB” or “Renminbi” refers to the legal currency of China. “$”and “U.S. dollars” refer to the legal currency of the United States.

SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

The following selected data from the unaudited consolidated income statements for the six months ended June 30, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and the selected unaudited consolidated balance sheet data as of June 30, 2015 are derived from the Company’s unaudited condensed consolidated financial statements included elsewhere in this current report on Form 6-K. The selected consolidated financial data should be read in conjunction with the unaudited condensed consolidated financial statements of the Company, the related notes included elsewhere in this current report on Form 6-K and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below. The Company’s unaudited condensed consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles and are on the same basis as the audited consolidated financial data. The unaudited financial information includes all adjustments, consisting of normal and recurring adjustments, that the Company considers necessary for a fair presentation of the Company’s financial position and operating results for the periods presented. The Company’s unaudited results for the six months ended June 30, 2015 may not be indicative of the results for the full year ending December 31, 2015.

This report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.2000 to $1.00, the noon buying rate in effect on June 30, 2015, as set forth in the H.10 Statistical Release of the Federal Reserve Bank Board. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

	For the Six Months Ended June 30
	2014	2015
	(in thousands, except number of shares, per share data and per American Depositary Shares (“ADS”) data)
Unaudited Consolidated Income Statements
Net revenues	$802,072	$617,404
Cost of revenues	(701,149)	(536,339)
Gross profit	100,923	81,065
Operating (expenses) income:
Sales and marketing	(44,989)	(39,969)
General and administrative	(33,731)	(29,254)
Research and development	(25,698)	(24,584)
Other operating income	5,359	13,705
Total operating expenses	(99,059)	(80,102)
Income from operations	1,864	963
Non-operating (expenses) income:
Interest income	2,501	1,675
Interest expense	(24,528)	(22,019)
Foreign exchange gains (losses)	187	(9,889)
Losses on derivatives, net	(518)	(4,252)
Gain on disposal of subsidiaries	2,615	—
Gains on repurchase of convertible notes	—	11,803
Fair value change of warrant liability	2,048	841
Loss before income tax, non-controlling interests	(15,831)	(20,878)
Income tax benefit	1,997	550
Net loss	(13,834)	(20,328)
Less: Net loss attributable to non-controlling interests	(4)	—
Net loss attributable to holders of ordinary shares	$(13,830)	$(20,328)
Loss per share
Basic	$(0.07)	$(0.10)
Diluted	$(0.07)	$(0.10)
Loss per ADS
Basic	$(0.14)	$(0.20)
Diluted	$(0.14)	$(0.20)
Weighted average number of shares used in computing loss per share
Basic	203,370,722	204,275,041
Diluted	203,370,722	204,275,041

	As of December 31	As of June 30
	2014	2015
	(audited)	(unaudited)
Consolidated Balance Sheet Data	(in thousands)
Cash and cash equivalents	$99,848	$43,153
Inventories	357,361	277,658
Advances to suppliers - current, net	27,494	44,566
Total current assets	859,531	736,683
Property, plant and equipment, net	750,298	705,256
Advances to suppliers - non-current, net	—	—
Advances for purchases of property, plant and equipment , net	1,756	169
Total assets	1,669,008	1,525,267
Short-term borrowings	654,675	653,627
Convertible notes payable, current portion	-	62,190
Advances from customers - current	84,412	32,656
Total current liabilities	1,336,792	1,279,855
Total shareholders’ equity	135,156	115,149
Total liabilities and shareholders’ equity	$1,669,008	$1,525,267

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following table sets forth a summary, for the periods indicated, of the unaudited consolidated results of operations of the Company with each item expressed as a percentage of total net revenues.

	For the Six Months Ended June 30
	2014		2015
	(in thousands, except percentages)
Unaudited Consolidated Income Statements
Net revenues
Solar wafers(1)(2)	$103,211	12.9%	$100,592	16.3%
Solar modules(3)(4)(5)(6)	698,861	87.1	516,812	83.7
Total	802,072	100.0	617,404	100.0
Cost of revenues
Solar wafers(7)	(96,524)	(12.0)	(93,915)	(15.2)
Solar modules	(604,625)	(75.4)	(442,424)	(71.7)
Total	(701,149)	(87.4)	(536,339)	(86.9)
Gross profit
Solar wafers	6,687	0.8	6,677	1.1
Solar modules	94,236	11.7	74,388	12.0
Total	100,923	12.6	81,065	13.1
Operating (expenses) income:
Sales and marketing	(44,989)	(5.6)	(39,969)	(6.5)
General and administrative	(33,731)	(4.2)	(29,254)	(4.7)
Research and development	(25,698)	(3.2)	(24,584)	(4.0)
Other operating income	5,359	0.7	13,705	2.2
Total operating expenses	(99,059)	(12.3)	(80,102)	(13.0)
Income from operations	1,864	0.2	963	0.2
Non-operating (expenses) income:
Interest income	2,501	0.3	1,675	0.3
Interest expense	(24,528)	(3.1)	(22,019)	(3.6)
Foreign exchange gains (losses)	187	—(*)	(9,889)	(1.6)
Losses on derivatives, net	(518)	(0.1)	(4,252)	(0.7)
Gain on disposal of subsidiaries	2,615	0.3	—	—
Gains on repurchase of convertible bonds	—	—	11,803	1.9
Fair value change of warrant liability	2,048	0.3	841	0.1
Loss before income tax, non-controlling interests	(15,831)	(2.0)	(20,878)	(3.4)
Income tax benefit	1,997	0.2	550	0.1
Net loss	(13,834)	(1.7)	(20,328)	(3.3)
Less: Net loss attributed to non-controlling interests	(4)	—(*)	—	—
Net loss attributed to holders of ordinary shares	$(13,830)	(1.7)%	(20,328)	(3.3)

_______________________________

(*)	Less than 0.1%.

(1)	Included approximately $15.0 million and $11.3 million from sales of other materials for the six months ended June 30, 2014 and 2015, respectively.

(2)	Included approximately $2.7 million and nil of net revenues in the Company’s solar wafer segment from products sold to related parties for the six months ended June 30, 2014 and 2015, respectively. Net revenues in the Company’s solar wafer segment from products sold to related parties accounted for 0.3% and nil of total net revenues for the six months ended June 30, 2014 and 2015, respectively.

(3)	Included approximately $2.3 million and $7.3 million from sales of solar cells for the six months ended June 30, 2014 and 2015, respectively.

(4)	Included approximately $4.0 million and $4.9 million from service revenue from tolling arrangement with respect to solar modules for the six months ended June 30, 2014 and 2015, respectively.

(5)	Included approximately $5.8 million and $3.1 million from sales of electricity generated by the Company’s power systems held for use for the six months ended June 30, 2014 and 2015, respectively.

(6)	Included approximately nil and $12.4 million from sale of one solar power project for the six months ended June 30, 2014 and 2015, respectively.

(7)	Included approximately $2.6 million and nil of cost of revenues in the Company’s solar wafer segment from product sold to related parties for the six months ended June 30, 2014 and 2015, respectively. Cost of revenues of the Company’s solar wafer segment from product sold to related parties accounted for 0.3% and nil of total net revenues for the six months ended June 30, 2014 and 2015, respectively.

Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014.

Net Revenues.  Net revenues decreased from $802.1 million for the six months ended June 30, 2014 to $617.4 million for the same period in 2015, primarily due to lower module shipments, which is consistent with the Company’s strategies of its expanding downstream business and scaling back its module business. Sales to related parties was $2.7 million and nil for the six months ended June 30, 2014 and 2015, respectively.

Net revenues were $100.6 million for the Company’s wafer sales segment and $516.8 million for its module sales segment for the six months ended June 30, 2015, compared to $103.2 million for its wafer sales segment and $698.9 million for its module sales segment for the same period in 2014. The decrease in net revenue for wafers and modules sales was primarily due to the Company’s ongoing strategic shift towards downstream project business, which includes using the wafers and modules for projects rather than for sales to third parties, and the Company’s efforts to scale back its module business. In addition, the decrease in net revenues for modules was partially affected by appreciation of the US dollar, especially against the euro in the first quarter of 2015.

Cost of Revenues.  Cost of revenues decreased from $701.1 million for the six months ended June 30, 2014 to $536.3 million for the same period in 2015. Specifically, cost of revenues for the Company’s wafer sales segment decreased from $96.5 million for the six months ended June 30, 2014 to $93.9 million for the same period in 2015, primarily due to a decrease in shipments volume of wafers. Cost of revenues for the module sales segment decreased from $604.6 million for the six months ended June 30, 2014 to $442.4 million for the same period in 2015, primarily due to a decrease in the module shipment, as well as the Company’s continuous effort on reducing module cost.

Gross Profit.  Gross profit decreased from $100.9 million for the six months ended June 30, 2014 to $81.1 million for the same period in 2015, while the gross margin increased from 12.6% for the six months ended June 30, 2014 to 13.1% for the same period in 2015. The increase in gross margin was primarily due to the reduction of module cost.

Gross profit from the Company’s wafer sales segment remained stable at $6.7 million for the six months ended June 30, 2014, representing a gross margin of 6.5%, and $6.7 million for the same period in 2015, representing a gross margin of 6.6%.

Gross profit from the Company’s module sales segment decreased from $94.2 million for the six months ended June 30, 2014, representing a gross margin of 13.5%, to $74.4 million for the same period in 2015, representing a gross margin of 14.4%, primarily due to a decrease in module shipment, partially offset by a decrease in module production cost.

Sales and Marketing Expenses.  Sales and marketing expenses decreased from $45.0 million for the six months ended June 30, 2014 to $40.0 million for the same period in 2015. Sales and marketing expenses as a percentage of net revenues increased from 5.6% for the six months ended June 30, 2014 to 6.5% for the same period in 2015, primarily due to lower module shipments.

General and Administrative Expenses.  General and administrative expenses decreased from $33.7 million for the six months ended June 30, 2014 to $29.3 million for the same period in 2015, primarily because the Company strengthened its controls over expenses. General and administrative expenses as a percentage of net revenues increased from 4.2% for the six months ended June 30, 2014 to 4.7% for the same period in 2015 due to the decrease in revenues.

Research and Development Expenses.  Research and development expenses decreased from $25.7 million for the six months ended June 30, 2014 to $24.6 million for the same period in 2015, primarily due to the Company’s strategic shift to downstream business which requires less R&D investment. However, research and development expenses as a percentage of net revenues increased from 3.2% for six months ended June 30, 2014 to 4.0% for the same period in 2015.

Other Operating (expenses) Income. Other operating income increased from $5.4 million for the six months ended June 30, 2014 to $13.7 million for the same period in 2015. Other operating income for the six months ended June 30, 2015, consisted primarily of discounts obtained in connection with the settlement of certain payables. Other operating income for the six months ended June 30, 2014, consisted primarily of gains on disposal of fixed assets and land use right.

Interest Income and Expenses.  Interest income decreased from $2.5 million for the six months ended June 30, 2014 to $1.7 million for the same period in 2015 due to lower balance of cash deposits. Interest expense decreased from $24.5 million for the six months ended June 30, 2014 to $22.0 million for the same period in 2015, primarily due to a decrease in borrowings.

Foreign Exchange Gains or Losses, Net. Foreign exchange gains for the six months ended June 30, 2014 was $0.2 million, compared to foreign exchange losses of $9.9 million for the same period in 2015. The change is primarily due to loss from depreciation of euro and pounds against U.S. dollars.

Losses on Derivatives, Net. The Company recorded a net loss on derivatives, net, of $0.5 million for the six months ended June 30, 2014, compared to a net loss on derivatives, net, of $4.3 million for the same period in 2015.

Gain on Repurchase of Convertible Notes. The Company did not repurchase any convertible notes for the six months ended June 30, 2014, while the Company recognized a gain on repurchase of convertible notes of $11.8 million during the same period in 2015.

Fair Value Change of Warrant Liability. The Company recognized a gain from a fair value change of warrant liability of $2.0 million and $0.8 million for the six months ended June 30, 2014 and 2015, respectively.

Income Tax Benefit.  Income tax benefit for the six months ended June 30, 2014 was $2.0 million, compared to an income tax benefit of $0.6 million for the same period in 2015. The effective tax rates for the six months ended June 30, 2014 and 2015 were 12.6% and 2.6%, respectively. The decrease of effective tax rate was primarily due to the release of deferred tax asset valuation allowances of certain subsidiaries which were expected to generate profit in first half of the current year.

Net Loss Attributable to Holders of Ordinary Shares.  As a result of the foregoing, the Company had a net loss attributable to holders of ordinary shares of $13.8 million for the six months ended June 30, 2014, compared to a net loss attributable to holders of ordinary shares of $20.3 million for the same period in 2015.

Liquidity and Capital Resources

For the six months ended June 30, 2015, the Company incurred a negative operating cash flow of $20.6 million, compared with a negative operating cash flow of $152.9 million for the same period in 2014. As of December 31, 2014 and June 30, 2015, the Company’s current liabilities exceeded its current assets by $477.3 million and $543.2 million, respectively.

Furthermore, there is a put option held by the Company’s convertible senior note holders, whereby on March 15, 2016, they may require the Company to repurchase for cash all or any portion of the convertible senior notes at a price equal to 100% of the principal amount of the convertible senior notes plus any accrued and unpaid interest. As of June 30, 2015, the Company’s convertible senior notes payable balance was $62.2 million.

The Company has taken, and will continue to take, the following measures to manage its liquidity. The Company closely monitors and manages its working capital requirements, which involves seeking extended payment terms from its suppliers, continues to strengthen its accounts receivable collection efforts and complies with more stringent inventory management procedures. It is also considering liquidating accounts receivable by discounting banknotes with relevant financial institutions. The Company has also obtained additional debt facilities to fund its working capital needs. In the six months ended June 30, 2015, the Company obtained new financings totaling $181.8 million, which comprised of $178.6 million in short-term borrowings for working capital needs, and $3.2 million in long-term borrowings for project development. The Company believes that its cash, cash equivalents and cash flows from operating activities, including project assets and continued support from financial institutions located in the PRC, in the form of renewed and additional short-term loan facilities (including trade financing), will be sufficient to meet the working capital and capital expenditure needs that may arise in the foreseeable future. The Company intends to continue to carefully execute the operating plans and manage credit and market risks. However, if the Company’s financial results or operating plans change from its current assumptions, the Company’s outlook of its liquidity could be negatively impacted.

The Company may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions made by the Company. If this were to occur, the Company may seek to make additional securities offerings or borrowings.

Short-term Borrowings

As of December 31, 2014 and June 30, 2015, the Company had outstanding short-term borrowings of $654.7 million and $653.6 million, respectively. These short-term borrowings will expire at various times throughout 2015 and 2016. The short-term borrowings outstanding as of December 31, 2014 and June 30, 2015 were primarily denominated in the Renminbi, the U.S. dollar, Japanese yen, Korean won and or the Euro and bore a weighted average interest rate of 5.75% and 5.71%, respectively. In the first six months of 2015, the Company successfully rolled over or obtained replacement borrowings from existing credit of $249.0 million short-term borrowings which were outstanding as of December 31, 2014. Some of the short-term borrowings are secured by its inventories and property, plant and equipment. The Company has other short-term borrowings guaranteed by Mr. Li, chief executive officer and director of the Company, and his wife. Furthermore, according to certain loan agreements, the Company is obligated to maintain a certain minimum debt to asset ratio and Sichuan ReneSola Silicon Material Co., Ltd. (“Sichuan ReneSola”), an operating subsidiary of the Company is not permitted to pay dividends in any year when any principal or interest of such loans is due. Although the Company maintained a certain level of short-term bank borrowings to meet its working capital requirements and the needs for capital expenditures or other corporate purposes, the Company has not experienced any financial difficulty with respect to any repayment of the borrowings.

As of July 31, 2015, $285.7 million of the Company’s outstanding short-term borrowings were historically rolled over consistent with all of its other short-term credit facilities. The majority of the Company’s short-term borrowings are provided by some of the largest banks in China. Historically, most of these banks extended the terms of their credit facilities when requested by the Company before the maturity dates of such borrowings. The Company believes its ability to extend the short-term credit facilities prior to their maturity remains strong in the current credit environment.

Long-term Borrowings

From time to time, the Company enters into long-term borrowing arrangements with various banks in China or overseas. As of December 31, 2014 and June 30, 2015, the Company had outstanding long-term borrowings with remaining terms of more than one year of $43.5 million and $41.1 million, respectively.

The weighted average interest rate for the Company’s long-term loans was approximately 6.94% as of June 30, 2015. Interest rates are variable for certain portions of the long-term loans, and are updated every three months or according to a predetermined schedule based on an applicable benchmark interest rate set by the People’s Bank of China or the Euro Interbank Offered Rate (“Euribor”). $58.2 million of the Company’s outstanding long-term loans are expected to mature between 2015 and 2023.

Some of the Company’s long-term loans are secured by collateral, such as shares of or other equity interests in its subsidiaries, pledges and security interests over its assets, accounts receivable, inventories, project sites or land use rights, property, plant and equipment or project facilities, and/or guaranteed by its subsidiaries and/or Mr. Li, a director and the chief executive officer of the Company, and his wife.

Some of the Company’s long-term loan agreements contain financial covenants, including requirements of maintaining certain minimal levels of net assets, debt to asset ratio, ratio of net cash flow to due interest, principle and commission and fee of loan, the ratio of earnings before interest, taxes, depreciation and amortization, to interest expense, and the ratio of drawn down loan amount to collateral market value, and restrictive covenants that limit its ability to, among other things, (i) dispose of or provide guarantees, pledges, encumbrance or mortgages on its operating assets or long term assets in any manner that will increase risks to the lenders, (ii) repay shareholders loans or loans from its related parties, (iii) distribute dividends to shareholders, (iv) enter into other financial obligations with third parties or undertake full or partial liabilities of a third party, and (v) take part in any mergers or acquisitions, (vi) change the nature of its operations, (vii) reduce its paid-in fixed capital, (viii) utilize the loan for a purpose other than the one stated in the agreement, (ix) increase its financial indebtedness, and (x) agree to the adjustment of the interest rate upon a lender’s request in response to macroeconomic changes. In addition, certain subsidiaries are covenanted to pledge their shares or ownership interests in the operating subsidiaries owned by such subsidiaries in order to secure the interests of the lenders. As of June 30, 2015, Sichuan ReneSola, ReneSola Jiangsu Ltd. and ReneSola Zhejiang Ltd. were in compliance with all debt covenants. See “Item 3. Key Information—D. Risk Factors—Risks Related To Our Business—Restrictive covenants and undertakings under our bank loans may limit the manner in which we operate and an event of default under the loan may adversely affect our operations.” in the annual report on Form 20-F of the Company for the year ended December 31, 2014.

Cash Flows and Working Capital

The Company has significant working capital commitments because many of its silicon raw materials suppliers require the Company to make payments immediately upon shipping and, historically, prepayments in advance of shipment. Due to the volatility of the price of polysilicon, sufficient working capital and access to purchase silicon raw materials are critical to maintain and grow the Company’s business.

The Company’s short-term borrowings were $654.7 million and $653.6 million as of December 31, 2014 and June 30, 2015, respectively. The Company’s advances to suppliers increased from $27.5 million as of December 31, 2014 to $44.6 million as of June 30, 2015, primarily due to prepayment for engineering, procurement and construction (“EPC”) services for downstream projects. The Company performs credit evaluations of its suppliers’ financial condition to whom it makes prepayments.

The Company’s accounts receivable decreased from $125.7 million as of December 31, 2014 to $89.8 million as of June 30, 2015. Its allowance for doubtful accounts decreased from $7.6 million as of December 31, 2014 to $4.5 million as of June 30, 2015. The decrease in the Company’s accounts receivable balance was primarily attributable to its strengthened efforts to collect outstanding receivables. For all customers, including those to whom longer credit terms are negotiated and granted, the Company assesses a number of factors to determine whether collection is reasonably assured, including past transaction history with the customer and their overall credit-worthiness. During the period ended June 30, 2015, the Company wrote-off accounts receivable of $1.7 million, primarily due to confirmed unrecoverable debts. While the business environment improved in 2015, to the extent that the overall negative environment which previously impacted the solar industry returns, or deteriorates, further write-offs could occur. In 2015, the Company plans to continue to closely manage its accounts receivable balances by strengthening its collection efforts as well as managing its inventory and working capital requirements in order to preserve cash.

The following table sets forth a summary of the cash flows of the Company for the periods indicated.

	For the Six Months Ended June 30,
	2014	2015
	(in thousands)
Net cash (used in) provided by operating activities	$(152,865)	$(20,631)
Net cash provided by (used in) investing activities	83,268	(21,228)
Net cash provided by (used in) financing activities	34,935	(15,097)
Effect of exchange rate changes	6,016	261
Net decrease in cash and cash equivalents	(28,646)	(56,695)
Cash and cash equivalents at the beginning of the period	86,773	99,848
Cash and cash equivalents at the end of the period	58,127	43,153

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2015 was $20.6 million, primarily due to (i) decreases of $97.3 million in accounts payable and advances from customers, (ii) an increase of $16.4 million in advance to suppliers, (iii) an increase of $8.7 million in prepaid expense and other current assets, and (iv) a net loss of $20.3 million, partially offset by a decrease in accounts receivables as the Company strengthened its collection efforts and a decrease of inventory under the strengthened inventory control and decreased module sales.

Net cash used in operating activities for the six months ended June 30, 2014 was $152.9 million, primarily due to (i) decreases in accounts payable and advances from customers, (ii) an increase in inventories with the expansion of the module business, and (iii) a net loss of $13.8 million arising from a temporary suspension of operations at the company’s Sichuan factory in the first quarter of 2014, partially offset by a decrease in accounts receivables as the Company strengthened its efforts in accounts receivable collection.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2015 was $21.2 million, primarily due to an increase of restricted cash.

Net cash provided by investing activities for the six months ended June 30, 2014 was $83.3 million, primarily due to a change of restricted cash and a decrease of property, plant and equipment expenditures.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2015 was $15.1 million, primarily due to repurchase of convertible bond of $20.4 million, and the repayments of bank borrowings of $473.6 million, which were offset by the proceeds from bank borrowing of $475.6 million.

Net cash provided by financing activities for the six months ended June 30, 2014 was $34.9 million, primarily due to proceeds from bank borrowing of $543.2 million, which was partially offset by repayments of bank borrowings of $508.9 million.

Capital Expenditures

The Company had capital expenditures of $41.8 million and $10.2 million for the six months ended June 30, 2014 and 2015, respectively. The Company had outstanding advances for purchases of property, plant and equipment of $1.8 million as of December 31, 2014 and $0.2 million as of June 30, 2015. The Company’s commitments which were outstanding for purchases of property, plant and equipment were $10.1 million as of December 31, 2014 and nil as of June 30, 2015. The capital expenditures were used primarily to maintain the Company’s Sichuan polysilicon factory, as well as Company’s cell and module manufacturing plant in Yixing, Jiangsu Province, and to build up the Company’s horizontal and its project businesses.

Contractual Obligations

The following table sets forth the contractual obligations of the Company as of June 30, 2015.

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term borrowings(1)	$62,182.1	$18,239.2	$36,815.9	$2,788	$4,339
Purchase obligations for raw materials(2)	4,663.6	4,663.6	-	-	-
Convertible senior notes	64,003.3	64,003.3	-	-	-
Total	$130,849	$86,906.1	$36,815.9	$2,788	$4,339

________________________

(1)	Includes estimated interest payable under contract terms.

(2)	Includes commitments to purchase silicon raw materials under certain long-term supply agreements with overseas suppliers. The price is subject to adjustment to reflect the prevailing market price at the transaction dates. As a result, there is no purchase commitment loss under such pre-determined long-term agreements as of June 30, 2015.

Recent Developments

Subsequent to June 30, 2015, the Company obtained new short-term borrowings totaling $24.6 million to meet its working capital needs.

Subsequent to June 30, 2015, the Company repurchased approximately $14.0 million aggregate principal amount of its convertible senior notes in cash of approximately $13.1 million.

In August 2015, the Company entered into contracts with FS Port Farm Limited (“Foresight Group”) for the sales of a photovoltaic (“PV’) solar project of approximately 34.6 megawatts (“MW”), including related EPC construction service provided to Foresight Group. The parties subsequently signed a share purchase agreement and an EPC contract which stipulates that the Company will sell to Foresight Group this PV project which has connected to the grid and passed the provisional acceptance test. The contract will generate positive cash inflow for the Company in the second half of year 2015.

Regarding the PV projects of total 51.1 MW in the United Kingdom, the remaining 16.5 MW project is completed and has connected to grid. The Company plans to sell such project to Foresight Group and estimates that the project can generate positive cash inflow for the Company in the second half of 2015.

The 1.2 MW projects in Japan are completed and the Company is actively exploring project opportunities in several developed markets.